June 19, 2018

Via EDGAR

Mr. Rufus Decker
Accounting Branch Chief

Mail Stop 3561
Office of Beverages, Apparel & Mining
Division of Corporate Finance
United States Securities and Exchange Commission

100 F Street, N.E.
Washington, D.C. 20549
United States of America

Re:	Aluminum Corporation of China Limited
Form 20-F for Fiscal Year Ended December 31, 2017
Filed April 19, 2018
File No. 001-15264

Dear Mr. Decker:

This letter is in response to the comment letter from the staff (the “Staff”) of the Division of Corporation Finance of the United States Securities and Exchange Commission (the “Commission”), dated June 5, 2018, relating to the Annual Report of Aluminum Corporation of China Limited (“the Company”) on Form 20-F for the fiscal year ended December 31, 2017 (the “2017 Form 20-F”), which was filed with the Commission on April 19, 2018. The Company expresses its appreciation to the Staff for taking the time to review the 2017 From 20-F, and for providing the helpful comments.

For your convenience, the Company has included the Staff comments in this response letter in italicized form and keyed its responses accordingly. The Company’s responses to the Staff comments are as follows. The page numbers in the responses, unless otherwise indicated, refer to the page numbers of the 2017 Form 20-F. The Company is also submitting a copy of this letter as “correspondence” via EDGAR.

Mr. Decker	-2-

Form 20-F for the Fiscal Year Ended December 31, 2017

Item 5. Operating and Financial Review and Prospects
Consolidated Results of Operations
Year Ended December 31, 2017 Compared with Year Ended December 31, 2016, page 68
Year Ended December 31, 2016 Compared with Year Ended December 31, 2015, page 69

1	Where changes in your results of operations are attributable to more than one factor, such as both changes in the prices and volume of products sold, please revise to discuss and quantify how each factor impacted your results of operations for the periods presented. Refer to Item 5.A of Form 20-F and SEC Release No. 33-8350. Your discussion of your results of operations for your operating segments should be similarly revised.

The Company respectfully advises the Staff that where changes in the Company’s results of operations are attributable to more than one factor, the Company will expand its disclosure to discuss and quantify how each factor impacted the Company’s results of operations for the periods presented in future filings of Form 20-F. The Company will also similarly revise the discussion of the results of operations for the Company’s operating segments for the periods presented in future filings of Form 20-F.

The Company is a large manufacturer with integration of exploration and mining of bauxite, coal and other resources; production, sales and technology research and development of alumina, primary aluminum and aluminum alloy products; international trade; logistics business; thermal and new energy power generation. The main business is carried out in multi-segments, integrating upstream and downstream of the business. Revenue streams and cost structures involve external sales and inter-segment transactions within the Company. Influenced by the improvement in the supply and demand of the global aluminum market and China’s environmental policies, the prices and sales volume of alumina, primary aluminum, coal and other products produced by the Company increased in 2017. The sales, purchase prices and purchase quantities of alumina, primary aluminum, copper, lead and zinc in the trading segment also increased. Therefore, the main reason for the increase of the Company’s income in 2017 is the increase of the price and sales volume of various products. The main reason for the increase of the cost is the increasing purchase price of raw materials and energy. The Company proposes to conduct the analysis by discussing the change of the sales price and volume of our main products in the segments’ discussion to better reflect the reasons for the change of the Company’s performance.

Mr. Decker	-3-

In response to the Staff’s comment, the Company will expand the disclosures about the operation in 2017 in the section of Discussion of Segment Operations in 2018 Form 20-F as follows:

Alumina Segment

Revenues. Total revenue generated by the alumina segment increased by 26.8% from RMB30,027.3 million for the year ended December 31, 2016 to RMB38,079.1 million for the year ended December 31, 2017, which was primarily because the revenue of alumina, the main product of alumina segment, increased by RMB9,061.8 million, partially offset by the decrease of revenue of other products amounting to RMB1,010.0 million. The sales price and volume of alumina in 2017 increased by 38.6% and 3.4%, respectively, in comparison with 2016.

Primary Aluminum Segment

Revenues. Total revenue generated by the primary aluminum segment increased by 37.1% from RMB34,464.2 million for the year ended December 31, 2016 to RMB47,245.6 million for the year ended December 31, 2017, of which the revenue of primary aluminum and aluminum alloy increased by RMB7,415.5 million and RMB4,182.8 million, respectively. The sales price and volume of primary aluminum increased by 16.5% and 14.8%, and the sales price and volume of aluminum alloy products increased by 16.0% and 17.5% in comparison with 2016.

Revenue from external sales of the primary aluminum segment increased by 24.0% from RMB29,482.3 million for the year ended December 31, 2016 to RMB36,552.0 million for the year ended December 31, 2017, mainly because the sales price and volume of primary aluminum increased by 16.5% and 6.8%, respectively, and the sales price and volume of aluminum alloy products increased by 16.0% and 13.3%, respectively, in comparison with 2016.

Trading Segment

The sales volume of the Company’s trading segment is large, and there are many types of products, including nearly 20 types of products, such as alumina, primary aluminum, aluminum alloy, coal, copper, lead and zinc. As the sales and purchasing platform of the Company, the trading segment has frequent transactions with both internal enterprises and external customers. In 2017, influenced by the market condition, the sales prices increased. Meanwhile, sales volume of most products increased. For example, the sales prices of alumina, copper and zinc increased by more than 20%, the prices of raw and auxiliary materials, such as caustic soda and petroleum coke, increased by more than 50%, and the sales volume of aluminum alloy, copper, lead, iron ore and anode products also increased.

Mr. Decker	-4-

Energy Segment

Revenues. Total revenue generated by the energy segment increased from RMB4,519.8 million for the year ended December 31, 2016 to RMB6,251.0 million for the year ended December 31, 2017, of which the revenue of coal products and electric products increased by RMB877.4 million and RMB554.4 million, respectively. The sales price and volume of coal products increased by 14% and 33%, respectively, compared with 2016. The sales price of electric products dropped by 14% compared with 2016 and their volume increased by 28% in comparison with 2016.

Revenue from external sales of the energy segment increased from RMB4,382.3 million for the year ended December 31, 2016 to RMB5,733.7 million for the year ended December 31, 2017, primarily due to the changes in the sales price and volume of coal products and electric products mentioned before as well as the increase of RMB380 million in the sales to other segments of the Company in 2017.

Consolidated Financial Statements
Consolidated Statements of Cash Flows, page F-13

2	Please tell us your basis for presenting the purchase of non-controlling interests as cash flows used in investing activities, rather than in financing activities. Refer to paragraph 42A of IAS 7.

The Company acknowledges the Staff’s comment and respectfully informs the Staff that the Company will classify purchase of non-controlling interests as financing activities in accordance with 42A of IAS 7 in future filings. The Company has concluded that the difference in cash flow classification represents an immaterial error and therefore, does not require amendment to 2017 20-F filing. In arriving at this conclusion, the Company considered:

•	IAS 8 – Accounting Policies, Changes in Accounting Estimates and Errors;

•	Staff Accounting Bulletin No. 108 – Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements; and

•	Staff Accounting Bulletin No. 99 – Materiality (“SAB 99”).

Mr. Decker	-5-

The Company notes that the difference in cash flow classification does not impact the consolidated statements of financial position, consolidated statements of comprehensive income, consolidated statements of changes in equity or any of the key financial metrics that the Company believes are most important to investors, such as earnings per share, return on equity, debt to equity ratio, net cash flow from operating activities, operating cash flow/sales ratio, cash flow coverage ratios and dividend payout ratio. The difference in presentation is also isolated to one non-recurring transaction, the acquisition of the 40% non-controlling equity interest in Chalco Shanghai Company Limited in 2017, which has been presented as a separate line item on the consolidated statements of cash flows. In addition, the difference in classification has no impact on the Company’s cash position or the net change in cash and cash equivalents. Hence, the presentation of this line item in another section of the statement of cash flows would not have a significant impact on the conclusion investors or other users of the financial statements could have drawn from using the 2017 Form 20-F.

Quantitative analysis

The impact of the difference in classification on the consolidated financial statements for the year ended December 31, 2017 is immaterial as illustrated below (all amounts in thousands of RMB):

2017
Decrease in net cash flows used in investing activities	1,413,289
Increase in net cash flows used in financing activities	(1,413,289)
Net impact to cash flow	-

Cash used in investing activities

2017
Gross cash flows used in investing activities, as reported	(15,225,809)
Gross cash flows generated from investing activities, as reported	8,092,427
Net cash flows used in investing activities	(7,133,382)

Difference as a percentage of gross cash flows used in investing activities, excluding purchase of non-controlling interest (1)	10.2%

Difference as a percentage of non-current assets as at December 31, 2017, excluding deferred tax assets, and other non-current assets (2)	1.1%

(1)        The Company has been on a continuing trend of making heavy investments to expand its integrated aluminum production business. Although the percentage decrease in gross cash outflow is slightly above 10%, the change in investing cash flow is not significant to growth or trends in investing activities. Moreover, cash flows used from investing would still be on an upward trend year on year with or without the inclusion of the “purchase of non-controlling interests” cash outflow for the year ended December 31, 2017.

Mr. Decker	-6-

(2)        The Company has analyzed the difference in cash flow classification as a percentage of non-current assets excluding deferred tax assets and other non-current assets. The Company believes that the non-current assets are relevant when measuring cash flow from investing activities since the majority of the Company’s investing activities are related to acquiring non-current assets.

Cash used in financing activities

2017
Gross cash flows used in financing activities, as reported	(110,360,057)
Gross cash flows generated from financing activities, as reported	108,524,179
Net cash flows used in financing activities	(1,835,878)

Difference as a percentage of gross cash flows used in financing activities, including purchase of non-controlling interest (3)	1.3%
Difference as a percentage of interest-bearing loans and borrowings as at December 31, 2017 (4)	1.4%
Difference as a percentage of total equity as at December 31, 2017 (5)	2.2%

(3)       The Company has significant financing cash outflow during the years in order to maintain a desired financial structure. The difference is not material to the cash paid for financing activities. Moreover, the inclusion or exclusion of the “purchase of non-controlling interests” cash outflow for the year ended December 31, 2017 would not change the decreasing trend of financing cash outflows year on year.

(4)       The Company has analyzed the difference in cash flow classification as a percentage of interest-bearing loans and borrowings. In the context of the Company’s source of financing proceeds, the Company believes that interest-bearing loans and borrowings are most relevant when measuring the materiality of cash flows from financing activities.

(5)       The Company has also analyzed the difference in cash flow classification as a percentage of total equity. The Company believes that total equity is also relevant when measuring the materiality of cash flow from financing activities.

The Company also considered the following items in its quantitative analysis of materiality:

Mr. Decker	-7-

•	No significant impact to growth or trends in investing activities. As a percentage of non-current assets, which the Company believes is relevant when evaluating the significance of cash flows from investing activities, the difference only represents 1.1% of the total;

•	No significant impact to growth or trends in financing activity. The majority of the Company’s financing proceeds were from interest-bearing loans and borrowings. As a percentage of interest-bearing loans and borrowings and total equity, which the Company believes are relevant when evaluating the significance of cash flows from financing activities, the difference only represents 1.4% and 2.2% of the totals, respectively;

•	The difference in cash flow classification does not impact the consolidated statements of financial position, consolidated statements of comprehensive income and consolidated statements of changes in equity;

•	The Company is a vertically integrated aluminum producer with operations in bauxite and coal mining, alumina refining and primary aluminum smelting. Users of the Company’s financial statements are interested in the net profit rather than in the classification of cash flows. The users of financial statements evaluate the Company’s performance and access its credibility by focusing on its profitability indicator ratios including profit margin, earnings per share and return on equity; liquidity ratios including current ratio and quick ratio; and debt ratios like debt to equity ratio. All these key financial metrics have not been affected;

•	In respect of evaluation of cash flows, the difference in presentation neither affects the most important financial metric, net cash flow from operating activities, nor affects any other cash flow indicator ratios, such as operating cash flow/sales ratio, cash flow coverage ratios and dividend payout ratio;

•	The difference in presentation is also isolated to one non-recurring transaction, the acquisition of the 40% non-controlling equity interest in Chalco Shanghai Company Limited in 2017. In addition, the difference in classification has no impact on the Company’s cash position or the net change in cash and cash equivalents;

•	Purchase of non-controlling interests has been presented as a separate line item on the consolidated statements of cash flows; and

Mr. Decker	-8-

•	The Company has made detailed disclosures on the purchase of non-controlling interests in Note 35 (a) (xxvii) on page F-144 of the 2017 Form 20-F.

Based on the above, the presentation of this line item in another section of the statement of cash flows would not have a significant impact on the conclusion investors or other users of the financial statements could have drawn from using the 2017 Form 20-F.

Qualitative analysis

The Company additionally considers the qualitative factors as outlined in SAB 99 and does not consider the error to alter the Company’s conclusion on the impact individually or in the aggregate.

SAB Topic 1.M, Assessing Materiality, 250-10-S99-1 discusses considerations “…that may well render material a quantitatively small misstatement.” Among these are the following:

•	Whether the misstatement arises from an item capable of precise measurement or whether it arises from an estimate and, if so, the degree of imprecision inherent in the estimate;

•	Whether the misstatement masks a change in earnings or other trends;

•	Whether the misstatement hides failure to meet analysts’ consensus expectations for the Company;

•	Whether the misstatement changes the loss into income or vice versa;

•	Whether the misstatement concerns a segment or other portion of the Company’s business that has been identified as playing a significant role in the registrant’s operations or profitability;

•	Whether the misstatement affects the Company’s compliance with regulatory requirements;

•	Whether the misstatement affects the Company’s compliance with loan covenants or other contractual requirements;

•	Whether the misstatement has the effect of increasing management’s compensation, for example, by satisfying requirements for the award of bonuses or other forms of incentive compensations; or

Mr. Decker	-9-

•	Whether the misstatement involves concealment of an unlawful transaction.

The Company considered each of these items and concluded that none of these apply to the error discussed.

Conclusion

As described in SAB 99, there is no basis in the accounting literature for relying on a specific percentage or numerical threshold and both quantitative and qualitative factors must be considered when assessing an error’s materiality. As a result, the Company evaluated the materiality of the error quantitatively and qualitatively, and concluded that the error is immaterial to the overall financial statements when considering all factors. The Company believes that the mix of information available to and used by investors and other users of the financial statements is not materially impacted as a result of this difference in cash flow classification. As a result, the Company will not amend its 2017 Form 20-F and will correct all affected comparative periods in its future Form 20-Fs when filed with the SEC. The Company has also concluded that it is appropriate and transparent for readers to add additional disclosure in its future Form 20-Fs describing the nature of the reclassification being made. Therefore, the Company proposes to include the footnote below, which discloses the nature of the adjustment made to the comparative cash flows presented in each future filing for which reclassified amounts are presented.

Comparative amounts

The comparative consolidated statement of cash flows for the year ended December 31, 2017 have been revised to reclassify the cash outflow for the purchase of non-controlling interests from investing activities to financing activities in accordance with 42A of IAS 7. This change did not impact the consolidated statement of financial position or consolidated statement of comprehensive income for the prior periods.

* * * *

Mr. Decker	-10-

If you have any questions or wish to discuss the foregoing, please contact us.

Very truly yours,

/s/ Zhang Zhankui
Zhang Zhankui
Chief Financial Officer and
Secretary to the Board

cc:	Linda Cvrkel
(Securities and Exchange Commission)

Zhao Hongmei
Zhao Lanying
(Aluminum Corporation of China Limited)

Chun Wei
Jingjing Lu
(Sullivan & Cromwell (Hong Kong) LLP)

Yizhi Zhao
(Ernst & Young Hua Ming LLP)